Brambles Industries plc
Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com

Direct Line: 020 7659 6039
Direct Fax: 020 7659 6001
Email: sandra.walters@brambles.com

Brambles

28 August 2003


03032253

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

SUPPL

RE: BRAMBLES INDUSTRIES PLC
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully

Sandra Walters

Sandra Walters
Assistant Company Secretary


SEC MAIL PROCESSING
RECEIVED
SEP 23 2003
WASH, D.C.
155
SECTION

Enc:

FILE NO. 82-5205

communicate RNS



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Company	Brambles Industries PLC
TIDM	BI.
Headline	Amendment of Service Contract
Released	07:30 28 Aug 2003
Number	1083P

RNS Number:1083P
Brambles Industries PLC
28 August 2003


SEC MAIL
SEP 23 2003
WASH. D.C.

BRAMBLES INDUSTRIES PLC

Company Number: 4134697

AMENDMENT OF SIR CK CHOW'S SERVICE CONTRACT

We wish to advise of amendments to the terms of the service contract between Brambles Industries Limited (BIL) and the Group's Chief Executive Officer, Sir CK Chow.

As noted in the 2002 Annual Report, the Board believes that, in principle, Executive Directors' service contracts should be terminable on 12 months' notice. In the context of the formation of the dual listed companies structure (DLC) in mid-2001 and the significant changes faced by the Group, at that time the Board considered it appropriate for the CEO's service contract to be terminable by BIL at any time without cause on giving at least 24 months' notice.

In recognition of the time which has now elapsed since the formation of the DLC and developments in the corporate governance area in relation to executive directors' notice periods, Sir CK has agreed with the Board to reduce the notice period under his contract from 24 months to 12 months, bringing it into line with the requirements of the United Kingdom Combined Code Principles of Good Governance and Code of Best Practice.

Details of the material amendments to Sir CK's service contract are outlined in the attachment.

For further information

UK		
Media	Richard Mountain, Financial Dynamics	+ 44 (0) 20 7269 7291
Investor	Sue Scholes, Head of Investor Relations	+ 44 (0) 20 7659 6012
Australia		
Media	Jeannette McLoughlin Group General Manager Corporate Communications	+61 (0) 2 9256 5255 +61 (0) 401 990 425 (mobile)
Investor	John Hobson Head of Investor Relations	+61 (0) 2 9256 5216 +61 (0) 414 239 188 (mobile)

Brambles Industries is globally headquartered in Sydney, Australia.

File No 82-5205

DETAILS OF MATERIAL AMENDMENTS TO

SIR CK CHOW'S SERVICE CONTRACT

28 AUGUST 2003

The material amendments to Sir CK's service contract are set out below:

(a) The notice period under the contract will reduce from 24 months to 12 months, with effect from 1 December 2003.

(b) Under the original terms of Sir CK's contract, as outlined in the documentation sent to shareholders for approval of the DLC, where Brambles gives notice to terminate Sir CK's contract, Brambles may elect to waive the notice period and bring forward the date of termination. In this situation, Sir CK would have been entitled to receive a payment in lieu equal to two times his annual total fixed remuneration and two times his annual average cash bonus; the rights to 443,012 BIL shares comprising his sign-on grant would vest irrespective of performance hurdles; and his options and performance shares would vest in accordance with their terms of issue.

Under the amended terms of Sir CK's contract, the amount payable to Sir CK in such situation will be reduced to one times his annual total fixed remuneration and one times his annual average cash bonus. The treatment of his options, performance shares and sign-on grant will remain as outlined above. If, instead of bringing forward the termination date, Brambles requires Sir CK to serve all of the notice period, there will be no payment in lieu; the treatment of Sir CK's options and performance shares will be as outlined in the preceding paragraph and (d) below, and his sign-on grant will lapse.

(c) Under the original terms of his service contract, Sir CK is entitled at any time to terminate his employment on giving six months' notice. The Board considers it desirable to have greater certainty and more than six months to plan for an orderly succession if Sir CK should decide to leave Brambles. The Board has therefore agreed to add a new provision under which, at any time from 1 January 2005, Sir CK will be entitled to give Brambles 12 months' notice of his intention to terminate his employment. If Sir CK serves that notice period in full (or any shorter period the Board may determine), on termination the following will apply:

(i) Sir CK will surrender his sign-on grant, with no compensation.

(ii) Brambles will pay Sir CK a severance payment equal to one half of his then current annual total fixed remuneration (TFR) and one half of the average annual short-term incentive paid to him over the three years prior to termination. Consistent with the TFR principles underlying his contract, Sir CK will be able to elect the manner in which that benefit is provided, which may include the payment of additional superannuation contributions on his behalf during the notice period.

(d) Subject to the Board, acting reasonably and in good faith, forming the view that Sir CK had performed his duties satisfactorily during the notice period, in the event of any termination under (b) or (c) above, the Board will exercise its discretion to permit Sir CK to:

(i) exercise all Options granted to him under Brambles' Executive Share Option Plan within 12 months of the date of termination or 42 months after the grant date, whichever ends later; and

FILE NO. 82-5205

(ii) permit all Awards granted to him under the Brambles' Executive Performance Share Plan to vest, subject to satisfaction of the relevant performance hurdles at the next testing date, on the basis that they will not be subject to pro-rating for the period served.

(e) The changes are subject to Sir CK's re-election as a Director at the Annual General Meetings to be held later this year.

END





FILE NO. 82-5205

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

Legal & General Group Plc Companies

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Legal & General Group Plc companies

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See list appended

5) Number of shares/amount of stock acquired

50,000

6) Percentage of issued class

Negligible

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

27 August 2003

11) Date company informed

28 August 2003

12) Total holding following this notification

21,755,720

13) Total percentage holding of issued class following this notification

3.00%

14) Any additional information

15) Name of contact and telephone number for queries

Sandra Walters - 020 7659 6039

16) Name of authorised company official responsible for making this notification

Sandra Walters Assistant Company Secretary

Date of notification 28 August 2003

Details of Registered Holders

Holder	Holding
HSBC Global Custody Nominee (UK) Ltd A/c 914945	266,760
HSBC Global Custody Nominee (UK) Ltd A/c 775245	3,253,454
HSBC Global Custody Nominee (UK) Ltd A/c 357206	17,229,642
HSBC Global Custody Nominee (UK) Ltd A/c 866197	101,100
HSBC Global Custody Nominee (UK) Ltd A/c 904332	61,800
HSBC Global Custody Nominee (UK) Ltd A/c 360509	805,916
HSBC Global Custody Nominee (UK) Ltd A/c 766793	37,048